China Information Technology, Inc. Announces Results of 2014 Annual Meeting of Members

SHENZHEN, China, Dec. 24, 2014 /PRNewswire/ -- China Information Technology, Inc. (the "Company" or "CNIT") (Nasdaq GS: CNIT), a leading provider of integrated cloud-based platform, exchange, and big data solutions to the Chinese new media industry, today announced the official results of its 2014 Annual Meeting of Members, held on Friday, December 19, 2014 at 9:00 a.m., local time in Shenzhen, China. The members voted on two proposals and cast their votes as described below:

1.

The members elected Messrs. JiangHuai Lin, ZhiQiang Zhao, YunSen Huang, Yong Jiang and Remington C.H. Hu to the Board of Directors of the Company, each to serve until the next annual meeting of members of the Company or until such person shall resign, be removed or otherwise leave office;

2.	The members ratified the appointment of GHP Horwath, P.C. as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2014.

About China Information Technology, Inc.

China Information Technology, Inc. (NASDAQ: CNIT) is on a mission to make advertising accessible and affordable for businesses of all sizes. CNIT is a leading provider of integrated cloud-based platform, exchange, and big data solutions to the Chinese new media industry. Its Internet ecosystem enables all participants of the new media community to efficiently promote brands, disseminate knowledge, and exchange resources. Through continuous innovation, CNIT is leveraging its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Tiffany Pan
Tel: +86-755-8370-4767
Email: ir@chinacnit.com
http://www.chinacnit.com

Grayling
Shiwei Yin
Investor Relations
Tel: +1-646-284-9474
Email: cnit@grayling.com